SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No.      )*

PAR Technology Corporation
(Name of Issuer)

Common Stock
 (Title of Class of Securities)

698884103
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John W. Sammon

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,559,885

	6	SHARED VOTING POWER
2,062,196

	7	SOLE DISPOSITIVE POWER
2,559,885

	8	SHARED DISPOSITIVE POWER
2,062,196

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,622,081

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
Excludes 30,400 shares owned by Reporting Person’s spouse, Deanna Sammon, as to which he disclaims beneficial ownership

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
29.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

2

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Deanna Sammon

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
30,400

	6	SHARED VOTING POWER
2,062,196

	7	SOLE DISPOSITIVE POWER
30,400

	8	SHARED DISPOSITIVE POWER
2,062,196

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,092,596

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
Excludes 2,559,885 shares owned by Reporting Person’s spouse, John W. Sammon, as to which she disclaims beneficial ownership

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

3

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
J.W. Sammon Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
NY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,062,096

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
2,062,096

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,062,096

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

4

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sammon Family Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
NY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,062,096

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
2,062,096

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,062,096

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

5

Item 1(a).	Name of Issuer:

PAR Technology Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

PAR Technology Park
8383 Seneca Turnpike
New Hartford, NY 13413

Item 2.

(a)	Name of Person Filing:

John W. Sammon (“JW Sammon”)
Deanna D. Sammon (“DD Sammon”)
J. W. Sammon Corp. (“JWSCorp”)
Sammon Family Limited Partnership (“SFLP”)

(b)	Address of Principal Business Office or, if None, Residence:

JW Sammon: 8383 Seneca Turnpike, New Hartford, NY 13413
DD Sammon: 8383 Seneca Turnpike, New Hartford, NY 13413
JWSCorp:  408 Lomond Place, Utica, NY  13502
SFLP: 408 Lomond Place, Utica, NY 13502

(c)	Citizenship:

JW Sammon and DD Sammon are citizens of the United States of America.
JWSCorp is a NY corporation.
SFLP is a NY limited partnership.

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 698884103

Item 3.	Not applicable

Item 4.	Ownership.

(a)
Amount beneficially owned: JW Sammon may be deemed the beneficial owner of 4,622,081 shares. This number consists of (i) 2,559,885 shares held for the account of JW Sammon, (ii) 100 shares held for the joint account of JW Sammon and DD Sammon, (iii) 2,062,096 shares held for the account of SFLP by virtue of JW Sammon’s position as an officer and 50% shareholder of JWSCorp, which is the sole general partner of SFLP.

DD Sammon may be deemed the beneficial owner of 2,092,596 shares. This number consists of (i) 30,400 shares held for the account of DD Sammon, (ii) 100 shares held for the joint account of DD Sammon and JW Sammon, (iii) 2,062,096 shares held for the account of SFLP by virtue of DD Sammon’s position as an officer and 50% shareholder of JWSCorp, which is the sole general partner of SFLP.

JWSCorp may be deemed the beneficial owner of 2,062,096 shares. This number consists of 2,062,096 shares held for the account of SFLP by virtue of its power to vote and dispose of such shares as the sole general partner of SFLP.

SFLP is the beneficial owner of 2,062,096 shares held for its own account.

(b)	Percent of class: JW Sammon may be deemed to beneficially own 29.3%, DD Sammon may be deemed to beneficially own 13.3%, JWSCorp may be deemed to beneficially own 13.1% and SFLP owns 13.1%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

JW Sammon has sole power to vote 2,559,885 shares.

DD Sammon has sole power to vote 30,400 shares.

JWSCorp may be deemed to have the sole power to direct 2,062,096 shares held for the account of SFLP by virtue of its power to vote such shares as the sole general partner of SFLP.

SFLP has the sole power to vote 2,062,096 shares.

(ii)	Shared power to vote or to direct the vote:

JW Sammon has shared power to vote 100 shares held for the joint account of JW Sammon and DD Sammon.

JW Sammon may be deemed to have shared power to direct the vote of 2,062,096 shares held for the account of SFLP by virtue of his position as an officer and 50% shareholder of JWSCorp, which is the sole general partner of SFLP.

DD Sammon has shared power to vote 100 shares held for the joint account of DD Sammon and JW Sammon.

DD Sammon may be deemed to have shared power to direct the vote of 2,062,096 shares held for the account of SFLP by virtue of her position as an officer and 50% shareholder of JWSCorp, which is the sole general partner of SFLP.

(iii)	Sole power to dispose or to direct the disposition of:

JW Sammon has sole power to dispose of 2,559,885 shares held for his account.

DD Sammon has sole power to dispose of 30,400 shares held for her account.

JWSCorp may be deemed to have the sole power to direct disposition of 2,062,096 shares held for the account of SFLP by virtue of its power to dispose of such shares as the sole general partner of SFLP.

SFLP has the sole power to dispose 2,062,096 shares held for its own account.

(iv)	Shared power to dispose or to direct the disposition of:

JW Sammon and DD Sammon have shared power to dispose of 100 shares jointly held by them.

JW Sammon and DD Sammon may each - individually - be deemed to have shared power to direct the disposition of 2,062,096 shares owned by SFLP by virtue of their respective position as an officer and 50% shareholder of JWSCorp, which is the sole general partner of SFLP.

Item 5.	Not applicable.

Item 6.
Ownership of More than 5% on Behalf of Another Person: The limited partners of SFLP have the right to receive the proceeds from the sale of shares held by SFLP pursuant to the terms of the limited partnership agreement.

Item 7.	Not applicable.

Item 8.	Not applicable.

Item 9.	Not applicable

Item 10.	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

February 14, 2017	/s/ John W. Sammon
John W. Sammon

/s/ Deanna D. Sammon
Deanna D. Sammon

J.W. Sammon Corp.

By: /s/ John W. Sammon
Name: John W. Sammon
Title: President

Sammon Family Limited Partnership
By: J.W. Sammon Corp., its General Partner

By: /s/ John W. Sammon
Name: John W. Sammon
Title: President

Exhibit 1

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the common stock of PAR Technology Corporation shall be filed on behalf of the undersigned pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934.

February 14, 2017	/s/ John W. Sammon
John W. Sammon

/s/ Deanna D. Sammon
Deanna D. Sammon

J.W. Sammon Corp.

By: /s/ John W. Sammon
Name: John W. Sammon
Title: President

Sammon Family Limited Partnership
By: J.W. Sammon Corp., its General Partner

By: /s/ John W. Sammon
Name: John W. Sammon
Title: President